Filed by US LEC Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. (“US LEC”), PAETEC Corp. (“PAETEC”), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC (“New PAETEC”), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of New PAETEC and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of New PAETEC.

August 14, 2006

Dear Colleague,

We are pleased to inform you that today PAETEC and US LEC announced plans to combine our companies, creating a stronger premier communications provider to enterprise customers, consisting of medium and large businesses and institutions in the Eastern United States, as well as several other major markets across the country. A copy of the press release and an “FAQ” document are attached to this email.

Both PAETEC and US LEC are solid operating companies that share a ‘customer comes first’ attitude, a commitment to world-class partnerships, and a common vision for the industry and growth potential of our companies. This strategic combination of our complementary companies is about scale, scope and growth. Together, PAETEC and US LEC will have the features of the largest carriers, while maintaining the flexibility our customers expect. We will provide our combined 45,000 enterprise business customers with a wider array of products, such as PAETEC’s “Equipment for Services,” software applications, and resale products and US LEC’s data & data center products, as well as innovative technological applications. We will have a presence in 52 of the top 100 MSAs in the U.S., making us well-positioned to capitalize on significant cross-selling opportunities.

Given that PAETEC and US LEC are highly complementary, we expect to realize the benefits of this combination quickly and efficiently following the transaction’s close. Once the transaction has closed, Arunas Chesonis will become Chairman and Chief Executive Officer of the combined company; Richard Aab will become Vice Chairman; EJ Butler will become Chief Operating Officer; Keith Wilson will become Chief Financial Officer; and J. Lyle Patrick will become Executive Vice President of Integration. The combined company will be named PAETEC and is expected to be listed on the NASDAQ Stock Market under the ticker “CLEC.”

The new PAETEC will be headquartered in Fairport, N.Y., and will maintain PAETEC’s and US LEC’s operations in major locations across the country with several functions based there.

We have assembled an integration planning team to address how we can best utilize each company’s strengths to bring the two together. We will make every effort to keep you informed of such developments and progress.

We want to thank all of you in advance for your diligence, support and continued focus on our clients’ needs. The key to the success of our business has – and will continue to be – the energy, talent and dedication of our employees. As we move through the integration process and through closing, it will remain “business as usual,” and PAETEC and US LEC will continue to operate as separate companies. Our number one priority will, as always, be maintaining customer satisfaction through closing and beyond.

Finally, this is an important time for both of our organizations and it is essential that we speak with one voice. Consequently, should you receive calls or inquiries from the media or other interested parties, please direct them to Keith Wilson, Chief Financial Officer of PAETEC at (585) 340-2970 or J. Lyle Patrick, Executive VP and Chief Financial Officer of US LEC at (704) 319-1114.

Sincerely,

Arunas Chesonis	Richard Aab
Chairman, President	Chairman, US LEC
Chief Executive Officer, PAETEC

Safe Harbor

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The use of words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward-looking statements.

All of these forward-looking statements are based on estimates and assumptions by management that, although we believe them to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, industry, strategy or actual results to differ materially from those expressed or implied in the forward-looking statements.

These risks and uncertainties may include those discussed in US LEC’s reports on Form 10-K, Form 10-Q and Form 8-K on file with the Securities and Exchange Commission (the “SEC”), and other factors which may not be known to us. Any forward-looking statement speaks only as of its date. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

“New PAETEC” will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about “New PAETEC,” PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by “New PAETEC” with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC and in the registration statement that will be filed by “New PAETEC” with the SEC.

Investors and security holders of US LEC may obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication, and other statements that US LEC or PAETEC may make, may contain forward-looking statements, which involve a number of risks and uncertainties. US LEC cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving US LEC and PAETEC, including future financial and operating results, New PAETEC’s plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in US LEC’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. US LEC undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.